UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 32)*

Kellogg Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

487836108

(CUSIP Number)

12/31/08

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP NO. 487836108		Page 2 of 11 pages

1	NAME OF REPORTING PERSON The Bank of New York Mellon Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A New York Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,802,037
6 SHARED VOTING POWER 90,341,967
7 SOLE DISPOSITIVE POWER 2,218,237
8 SHARED DISPOSITIVE POWER 90,366,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,648,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.3%
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 487836108		Page 3 of 11 pages

1	NAME OF REPORTING PERSON The Bank of New York Mellon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A New York Banking Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,213,816
6 SHARED VOTING POWER 90,239,490
7 SOLE DISPOSITIVE POWER 1,204,762
8 SHARED DISPOSITIVE POWER 90,247,886

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,478,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.0%
12	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 487836108		Page 4 of 11 pages

1	NAME OF REPORTING PERSON James M. Jenness
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 980,775
6 SHARED VOTING POWER 90,239,490
7 SOLE DISPOSITIVE POWER 970,906
8 SHARED DISPOSITIVE POWER 90,239,490

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,220,265
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.9%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 487836108		Page 5 of 11 pages

1	NAME OF REPORTING PERSON Sterling K. Speirn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 10,394
6 SHARED VOTING POWER 90,603,290
7 SOLE DISPOSITIVE POWER 5,781
8 SHARED DISPOSITIVE POWER 90,603,290

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,613,684
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 487836108		Page 6 of 11 pages

1	NAME OF REPORTING PERSON Shirley D. Bowser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 90,239,490
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 90,239,490

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,239,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Issuer: Kellogg Company

This Schedule 13G is being filed as Amendment No. 32 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock of Kellogg Company (the “Shares”).

This Amendment No. 32 is being filed by The Bank of New York Mellon Corporation as parent holding company for The Bank of New York Mellon, by The Bank of New York Mellon as trustee of the Trust, on behalf of the Trust and on behalf of itself, James M. Jenness, Sterling K. Speirn and Shirley D. Bowser, as all of the trustees of the Trust as of December 31, 2008.

The number of Shares beneficially owned by each of The Bank of New York Mellon Corporation and certain of its affiliates (including The Bank of New York Mellon), James M. Jenness, Sterling K. Speirn and Shirley D. Bowser, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 94,003,246, which is 24.6% of the Shares outstanding. Of this amount 90,239,490 Shares, or 23.6% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

The number of reported Shares for James M. Jenness includes 899,543 Shares that Mr. Jenness may acquire within 60 days of December 31, 2008 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans. The number of reported Shares for Sterling K. Speirn includes 5,781 Shares that Mr. Speirn may acquire within 60 days of December 31, 2008 by exercising options granted to him under the Kellogg Company Non-Employee Director Stock Plan.

Item 1.	(a)	Name of Issuer:

Kellogg Company

	(b)	Address of Issuer’s Principal Executive Offices:

One Kellogg Square Battle Creek, Michigan 49016-3599

Item 2.	(a)	Name of Persons Filing:

The Bank of New York Mellon Corporation The Bank of New York Mellon James M. Jenness Sterling K. Speirn Shirley D. Bowser

	(b)	Address of Principal Business Office:

		Person Filing	Address
		The Bank of New York Mellon Corp.	One Wall Street New York, NY 10286

		The Bank of New York Mellon	One Wall Street New York, NY 10286

		James M. Jenness	One Kellogg Square P. O. Box 3599 Battle Creek, Michigan 49016

Schedule 13G

Issuer: Kellogg Company

		Sterling K. Speirn	One Michigan Avenue East
Battle Creek, Michigan 49017

		Shirley D. Bowser	One Michigan Avenue East
Battle Creek, Michigan 49017

	(c)	Citizenship:

		The Bank of New York Mellon Corp.	-A New York Corporation
		The Bank of New York Mellon	-A New York Banking Corporation
		James M. Jenness	-U.S. Citizen
		Sterling K. Speirn	-U.S. Citizen
		Shirley D. Bowser	-U.S. Citizen

	(d)	Title of Class of Securities:

All persons filing - common stock

	(e)	CUSIP Number:

All persons filing - 487836108

Item 3.	(a) - (j)

This statement is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership:

	(a)	Amount Beneficially Owned as of December 31, 2008:

		The Bank of New York Mellon Corp.	- 92,648,277
		The Bank of New York Mellon	- 91,478,841
		James M. Jenness	- 91,220,265
		Sterling K. Speirn	- 90,613,684
		Shirley D. Bowser	- 90,239,490

	(b)	Percent of Class:

		The Bank of New York Mellon Corp.	- 24.3%
		The Bank of New York Mellon	- 24.0%
		James M. Jenness	- 23.9%
		Sterling K. Speirn	- 23.7%
		Shirley D. Bowser	- 23.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		The Bank of New York Mellon Corp.	- 1,802,037
		The Bank of New York Mellon	- 1,213,816
		James M. Jenness	- 980,775
		Sterling K. Speirn	- 10,394
		Shirley D. Bowser	- 0

Schedule 13G

Issuer: Kellogg Company

	(ii)	Shared power to vote or to direct the vote:

	The Bank of New York Mellon Corp.	- 90,341,967
	The Bank of New York Mellon	- 90,239,490
	James M. Jenness	- 90,239,490
	Sterling K. Speirn	- 90,603,290
	Shirley D. Bowser	- 90,239,490

	(iii)	Sole power to dispose or to direct the disposition of:

	The Bank of New York Mellon Corp.	- 2,218,237
	The Bank of New York Mellon	- 1,204,762
	James M. Jenness	- 970,906
	Sterling K. Speirn	- 5,781
	Shirley D. Bowser	- 0

	(iv)	Shared power to dispose or to direct the disposition of:

	The Bank of New York Mellon Corp.	- 90,366,671
	The Bank of New York Mellon	- 90,247,886
	James M. Jenness	- 90,239,490
	Sterling K. Speirn	- 90,603,290
	Shirley D. Bowser	- 90,239,490

Item 5.	Ownership of Five Percent or Less of a Class:

Shirley D. Bowser left the office of co-trustee of the Trust on January 30, 2009. On that date, Wenda W. Moore succeeded Mrs. Bowser as a co-trustee of the Trust. Accordingly, as of January 30, 2009, Mrs. Bowser ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of January 30, 2009 Mrs. Moore became such a beneficial owner. Beginning with the year ending December 31, 2009, Mrs. Moore will report her shareholdings of Kellogg Company in lieu of Mrs. Bowser on amendments to this Schedule 13G.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Exhibit 99.1

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The Bank of New York Mellon Corporation, a parent holding company, is filing with respect to its subsidiaries, including The Bank of New York Mellon.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Schedule 13G

Issuer: Kellogg Company

Item 10.	Certifications:

Not Applicable

Schedule 13G

Issuer: Kellogg Company

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

The Bank of New York Mellon Corporation

By	/s/ David Belsterling
David Belsterling
First Vice President
Attorney-in-Fact for
The Bank of New York Mellon Corporation

The Bank of New York Mellon, as trustee of the W.K. Kellogg Foundation Trust

By	/s/ Joyce S. Walsh
Joyce S. Walsh
Vice President

James M. Jenness

/s/ Joyce S. Walsh
By his attorney in fact, Joyce S. Walsh

Sterling K. Speirn

/s/ Joyce S. Walsh
By his attorney in fact, Joyce S. Walsh

Shirley D. Bowser

/s/ Joyce S. Walsh
By her attorney in fact, Joyce S. Walsh

SCHEDULE 13G

EXHIBIT INDEX

Exhibit No.	Exhibit
Exhibit 24.1	Power of Attorney of James M. Jenness dated February 10, 2006 (incorporated by reference to Exhibit 24.1 to Amendment No. 29 to this Schedule 13G filed on February 13, 2006 (“Amendment No. 29”)).

Exhibit 24.2	Power of Attorney of Sterling K. Speirn dated January 24, 2007 (incorporated by reference to Exhibit 24.2 to Amendment No. 31 to this Schedule 13G filed on February 13, 2008).

Exhibit 24.3	Power of Attorney of Shirley D. Bowser dated February 10, 2006 (incorporated by reference to Exhibit 24.3 to Amendment No. 29).

Exhibit 99.1	Ownership of More Than Five Percent on Behalf of Another Person.

Exhibit 99.2	Agreement Pursuant to Rule 13d-1(k)(1)(iii).